Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Nine Months Ended August 31,
	2013	2012

Net income	$1,012	$1,205
Income tax expense, net	3	4

Income before income taxes	1,015	1,209

Fixed charges
Interest expense, net	237	259
Interest portion of rent expense (a)	14	15
Capitalized interest	11	14

Total fixed charges	262	288

Fixed charges not affecting earnings
Capitalized interest	(11)	(14)

Earnings before fixed charges	$1,266	$1,483

Ratio of earnings to fixed charges	4.8	5.1

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.